Exhibit 99.3

2026 ANNUAL MEETING OF SHAREHOLDERS

NOTICE AND ACCESS NOTIFICATION TO REGISTERED SHAREHOLDERS

You are receiving this notification as Pembina Pipeline Corporation (Pembina, the Company or our) has decided to use the notice and access procedures to deliver materials to its shareholders whose common shares are registered in their own name (registered shareholders) in connection with our 2026 annual meeting of shareholders (the meeting). Pembina is using notice and access to deliver our notice of meeting and management information circular (the circular) dated March 19, 2026 (collectively, the meeting materials) by providing you online access instead of mailing paper copies.

As permitted by the Canadian Securities Administrators, notice and access is a method for delivering meeting materials that allows companies to post meeting materials online and send shareholders a notice with information on accessing meeting materials electronically. This method helps to reduce paper and mailing costs and also to reduce the related environmental impacts.

Included with this notice is a form of proxy so that you can vote your shares. More information on how to vote can be found below.

If you have questions about notice and access, call us toll-free at 1-855-880-7404.

MEETING DATE AND LOCATION

When	May 8, 2026	Where	Virtual-only meeting via live audio webcast
	2:00 p.m. (Mountain daylight time)		https://meetings.lumiconnect.com/400-053-918-100
Password: pembina2026 (case sensitive)

THE MEETING WILL COVER THE FOLLOWING ITEMS OF BUSINESS:

1.

RECEIPT OF 2025 AUDITED CONSOLIDATED FINANCIAL STATEMENTS: Although no vote is required, shareholders will receive Pembina’s audited consolidated financial statements as at and for the year ended December 31, 2025, together with the auditors’ report thereon. See the “Business of the Meeting – Receive our 2025 Audited Consolidated Financial Statements” section of the circular.

2.

ELECTION OF DIRECTORS: Shareholders will vote on electing the ten persons nominated for election to Pembina’s board of directors for the ensuing year. See the “Business of the Meeting – Elect our directors” and “About the Nominated Directors” sections of the circular.

3.	APPOINTMENT OF AUDITORS: Shareholders will vote to re-appoint KPMG LLP as the Company’s auditors for the ensuing year. See the “Business of the Meeting – Appoint our auditors” section of the circular.

4.

SAY ON PAY: Shareholders will vote on a non-binding, advisory resolution regarding Pembina’s approach to executive compensation. See the “Business of the Meeting – Vote on our approach to executive compensation” and “Executive Compensation” sections of the circular.

5.

OTHER BUSINESS: Shareholders may be asked to consider and vote on any other items of business that may be properly brought before the meeting. See the “Business of the Meeting – Other Business” section of the circular.

SHAREHOLDERS ARE REMINDED TO CAREFULLY REVIEW THE CIRCULAR PRIOR TO VOTING

ACCESS TO MEETING MATERIALS

The meeting materials and the 2025 Annual Report can be accessed online under the Company’s profile on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov or on the Company’s website at www.pembina.com/investors/notice-and-access. Information on how to attend the meeting virtually can be found in the meeting materials and you can also access the Virtual Meeting Guide on the Company’s website at www.pembina.com/investors/notice-and-access.

HOW TO OBTAIN PAPER COPIES OF THE CIRCULAR

Shareholders may request paper copies of the circular be sent to them by postal delivery free of charge. Requests may be made within one year of filing of the circular on SEDAR+.

To request a paper copy please use one of the following methods:

online:	www.pembina.com/investors/notice-and-access

by phone:	1-855-880-7404

by email:	investor-relations@pembina.com

If you would like to receive a paper copy before the meeting, we need your request at least five business days in advance of the proxy deposit date and time set out in the enclosed form of proxy. The circular will be sent to registered shareholders who requested it by first class mail, courier or equivalent within three business days of their request, if such requests are made prior to the date of the meeting. If you request a paper copy of the circular you will not receive another form of proxy, so please keep the one included with this notice to vote your shares.

Pembina will only provide paper copies of the circular to registered shareholders who have standing instructions to receive, or for whom Pembina has otherwise received a request to provide, paper copies of materials.

VOTING

You cannot vote by returning this notice. To vote your shares you must use one of the following methods that are noted on your form of proxy.

online:	www.investorvote.com

by phone:	1-866-732-8683

by mail:	Computershare Trust Company of Canada
320 Bay Street, 14th Floor
Toronto, Ontario, M5H 4A6

Your voting instructions must be received by 2:00 p.m. (Mountain daylight time) on Wednesday, May 6, 2026 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.